Law Office of BRIAN P. SIMON

RECEIVED
NOV 15 2012
DIVISION OF ... FINANCE
OFFICE OF BEVERAGES, ... HEALTH CARE SERVICES

Attorneys at Law

November 15, 2012

Mr. Nazi Shehzad
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

By Federal Express Overnight Delivery

Re: ABCO Energy Inc., Qualification Acceleration Request

Mr. Shehzad:

With this letter, I am sending you a request for acceleration of the qualification date with respect to the ABCO Energy, Inc. Reg a filing. I appreciate the time and effort you have spent working with us on obtaining approval of the offering and thank you for your cooperation throughout the process. As always, I would urge you to contact me immediately should any matter arise that requires additional information or action on our behalf.

Very truly yours,

LAW OFFICE OF BRIAN P. SIMON

By Brian P. Simon

cc:
BPS:dm

10562 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408



November 15, 2012

Mr. Nazi Shehzad
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

RE: Request for Acceleration – ABCO Energy, Inc. ("Registrant") Offering
        Statement on Form 1-A, as amended, File No. 024-10226 ("Reg A")

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended ("Act") on behalf of Registrant, we hereby (i) request for acceleration of the effective date of the qualification of the Registrant's Reg A to Monday, November 19, 2012, and (ii) confirm that Registrant is aware of its responsibilities under the Act and under the Securities Exchange Act of 1934.

Further, Registrant acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the Reg A filing qualified, it does not foreclose the Commission from taking any action with respect to the Reg A filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Reg A filing qualified, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- Registrant may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ABCO ENERGY, INC.
Charles O'Dowd, President

1000 E. Fort Lowell Road, Tucson, Arizona 85719
Phone (520) 777-0511/Fax (520) 620-5574